SACKS PARENTE GOLF, INC.

551 Calle San Pablo

Camarillo, CA 93012

May 15, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Sacks Parente Golf, Inc.
Registration Statement on Form S-1
File No. 333-266610

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on May 11, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 p.m. Eastern time, on May 15, 2023. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

/s/ Timothy Triplett
Timothy Triplett
Chief Executive Officer